

January 22, 2015

Via E-mail
Micah Eldred
Chief Executive Officer
Endurance Exploration Group, Inc.
15500 Roosevelt Blvd, Suite 301
Clearwater, Florida 33760

      Re: **Endurance Exploration Group, Inc.**
               Amendment No. 2 to Form 10-12G
               Filed January 14, 2015
               File No. 000-55291

Dear Mr. Eldred:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 6 – Executive Compensation, page 32

1. Please update this section for the fiscal year ended 2014.

Item 7 - Certain Relationships and Related Transactions, and Director Independence, page 34

2. We note your response to comment 5 in our letter dated December 12, 2014 and we reissue the comment in part. Please update this section for the fiscal year ended 2014 and state the names of your promoters.

Exhibits, page 68

3. We note your response to comment 7; however, exhibits 3.2 and 21, are still filed in an improper electronic format. Please revise to file all exhibits in an appropriate electronic format. In addition, please separately file the exhibits rather than including them as part of the Form 10.

You may contact Raj Rajan at (202) 551-3388 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Gregory C. Yadley, Esq.
        Shumaker, Loop & Kendrick, LLP